

August 30, 2021

Fran Rosch
President and Chief Executive Officer
ForgeRock, Inc.
201 Mission Street
Suite 2900
San Francisco, California 94105

      Re: ForgeRock, Inc.
          Registration Statement on Form S-1
          Filed August 23, 2021
          File No. 333-259016

Dear Mr. Rosch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Capitalization, page 74

1. Please explain to us how you calculated total capitalization as of June 30, 2021.

Description of Capital Stock, page 172

2. Please revise to provide a more detailed description of the material voting rights of the Class A common stockholders. For example, disclose under what circumstances Class A common stockholders are entitled to a separate class vote under Delaware law.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rezwan D. Pavri